UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47577

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/25**_____ AND ENDING _____**12/31/25**_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Victory Capital Services, Inc.** _____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road, 4th Floor
_____
(No. and Street)

Brooklyn   **OH**   **44144**
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher A. Ponte   **216-898-2458**   **cponte@vcm.com**
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, and middle name)

115 Federal Street   **Boston**   **MA**   **02110**
_____
(Address)   (City)   (State)   (Zip Code)

10/20/2003   **34**
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Christopher A. Ponte, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Victory Capital Services, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2025

Victory Capital Services, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Christopher A. Ponte
Principal Financial Officer
Victory Capital Services, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2458



FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION

Victory Capital Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2025

Contents



Deloitte & Touche LLP

115 Federal Street
Boston, MA 02110 USA

Tel: + 1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Victory Capital Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Services Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows, for the year ended December 31, 2025, and the related notes collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Broker Dealers under Rule 15c-3 of the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934, as of December 31, 2025, (collectively "the supplemental schedules") have been subjected to audit

procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2026

We have served as the Company's auditor since 2025.


Victory Capital Services, Inc.

Statement of Financial Condition

As of December 31, 2025


Assets

Cash	$	13,583,790
Distribution fees and commissions receivable		3,933,620
Receivable from clearing organization		250,000
Due from affiliates		960,303
Prepaid C share commissions		1,800,091
Capitalized service contract implementation costs, net of amortization		1,696,910
Prepaids and other assets		299,032
Intangible assets		6,300,000
Total assets	$	28,823,746

Liabilities and Shareholder's equity

Liabilities

Distribution fees payable	$	7,269,323
Due to affiliates		1,128,328
Other liabilities		76,742
Deferred tax liability, net		1,668,280
Total liabilities		10,142,673

Shareholder's equity

Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		14,370,257
Retained earnings		4,310,815
Total shareholder's equity		18,681,073
Total liabilities and shareholder's equity	$	28,823,746

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Operations

Year Ended December 31, 2025

Revenues

Distribution and related fees	$	71,464,903
Intercompany support fees		3,113,550
Commissions, net		546,555
Brokerage fees		109,968
Contingent deferred sales charge		25,946
Interest and other income		8,968
Total revenues		75,269,890

Expenses

Distribution and related expenses	67,656,671
Intercompany service fees	2,585,412
Brokerage platform expense	1,611,042
Professional fees	78,853
Other expenses	195,394
Total expenses	72,127,372
Income before income taxes	3,142,518
Provision for income taxes	736,494
Net income	$ 2,406,024

See accompanying notes to financial statements.


Victory Capital Services, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2025


	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2024	$ 1	$ 6,341,753	$ 1,904,791	$ 8,246,545
Capital contribution from VCO	-	5,000,000	-	5,000,000
Intangible asset contributed by Parent in connection with the acquisition of Amundi US, net of tax	-	3,028,504	-	3,028,504
Net income	-	-	2,406,024	2,406,024
Balance at December 31, 2025	$ 1	$ 14,370,257	$ 4,310,815	$ 18,681,073

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	2,406,024
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		325,415
Amortization of prepaid C share commissions		986,009
Amortization of capitalized service contract implementation costs		1,269,921
Changes in operating assets and liabilities		
Increase in distribution fees and commissions receivable		(3,012,411)
Increase in due from affiliates		(527,743)
Increase in capitalized service contract implementation costs		(44,784)
Increase in prepaids and other assets		(175,542)
Increase in prepaid C share commissions		(2,006,083)
Increase in distribution fees payable		5,582,591
Decrease in other liabilities		(14,689)
Increase in due to affiliates		876,998
Net cash provided by operating activities		5,665,706

Cash flows from financing activities

Capital contribution from VCO		5,000,000
Net cash provided by financing activities		5,000,000
Net increase in cash		10,665,706
Cash, beginning of period		2,918,084
Cash, end of period	$	13,583,790

Supplemental non-cash information

Intangible asset contributed by Parent in connection with the acquisition of Amundi US, net of tax	$	3,028,504

See accompanying notes to financial statements.

Victory Capital Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2025

1. Organization

Victory Capital Services, Inc. ("VCS" or the "Company") is a wholly owned indirect subsidiary of Victory Capital Holdings, Inc. (VCH or the "Parent") and a wholly owned direct subsidiary of Victory Capital Operating, LLC (VCO). VCH's common stock is listed on the NASDAQ Global Select Market under the symbol "VCTR." The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also registered with the Municipal Securities Rulemaking Board (MSRB), the regulatory body for the municipal securities market.

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, Victory Variable Insurance Funds II, the mutual fund series of the Victory Portfolios II, Victory Portfolios III and Victory Portfolios IV (collectively, the "Funds"), as well as for municipal fund securities issued by the Nevada College Savings Trust Fund under the Victory Capital 529 Education Savings Plan. The Funds are managed by Victory Capital Management Inc. (the "Adviser"), another wholly owned direct subsidiary of VCO. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares. The Company serves as placement agent for certain private funds managed by the Adviser.

The Company has an agreement with Pershing LLC ("Pershing") for clearing, processing and related technology services for introduced customer accounts on the Company's open architecture brokerage platform for individual investors ("Marketplace") developed by the Company with Pershing and the Adviser.

On April 1, 2025, VCH completed the acquisition of Amundi US and reintroduced the brand Pioneer Investments ("Pioneer" or "Pioneer Investments") for the acquired business and investment products. Following this acquisition, VCS became the distributor of the Pioneer mutual funds, which are each a series within Victory Portfolios IV and Victory Variable Insurance Funds II.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Significant Accounting Policies (continued)

Revenue Recognition

<u>Distribution and related fees</u>

The Company receives fees for sales and sales-related services provided under Distribution Agreements (the "Agreements") between the Funds and the Company. The Agreements continue in effect until terminated by either party. There are no direct costs incurred to obtain these Agreements. The Company satisfies its performance obligation under the Agreements at the point in time when the sale of a share in the Funds occurs. The Company receives 12b-1 fees from the Funds for shares sold which are still outstanding.

Revenue related to the Agreements is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution and related fees represent variable consideration as it is calculated based on assets under management in share classes covered by the Funds' 12b-1 plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Revenue is recognized monthly as these uncertainties are resolved, and due to this delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of 12b-1 fees from the Funds are received twice a month, in arrears.

The Company has contractual arrangements with third parties to assist with its provision of certain distribution services. The Company pays 12b-1 fees to other broker-dealers who provide distribution services to investors in the Funds pursuant to the Agreements. Distribution fees not paid to selling brokers may be used to support other distribution-related activities as allowed under distribution plans that have been adopted by the Funds. Distribution-related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Management evaluated the Agreements with the Funds and agreements with third parties and other broker-dealers and determined the Company controlled distribution services provided to the Funds and acts as principal service provider to the Funds. 12b-1 revenue is recorded gross of the related third-party costs in distribution and related fees in the Statement of Operations. 12b-1 expense is recorded in distribution and related expenses in the Statement of Operations.

2. Significant Accounting Policies (continued)

Contingent Deferred Sales Charge Revenue (Class C Shares)

The Funds maintain a multiclass structure, including participating funds offering Class C shares, which are back-end load shares. For the first year after the Class C share is purchased, the Company retains 12b-1 fees paid by the participating C share funds. This revenue is calculated as 1.00% of the average daily net asset value of the Class C shares.

After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third-party dealers and institutions based on the average daily net assets of Class C shares per contractual agreements with those parties for the provision of certain distribution services.

If the Class C share is sold by the investor before the twelve-month period ends, the Company recognizes contingent deferred sales charge ("CDSC") revenue equal to 1.00% of the lower of sale proceeds or the original offering price. The CDSC represents a performance obligation satisfied at a point in time when the redemption transaction occurs and the fee becomes fixed and determinable. CDSC revenue is included in contingent deferred sales charge in the Statement of Operations.

The Company may pay upfront commissions at the time of sale to dealers and institutions that sell Class C shares of the participating C share funds. The sales charges are dictated by the prospectus and statement of additional information and are a direct cost of selling Class C shares. Commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The obligations related to the selling of Class C shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. Upfront payments to a dealer or institution for the sale of Class C shares are capitalized by the Company and the cost is amortized over a twelve-month period. The amortization of prepaid C share commissions is recognized in distribution and related expenses in the Statement of Operations.

Commissions, net

The Funds' multiclass structure also includes participating funds offering Class A shares, which are front-end load shares. The sales charges are included in the prospectus and statement of additional information and depend on the total value of shares being purchased. Front-end sales charges are paid by investors purchasing Class A shares, and the dealer executing the sale retains the majority of the upfront commission and remits a portion to the Company. The Company's performance obligation related to Class A share sales is satisfied at a point in time when the share sale transaction is completed. The sales charge received when the dealer executes the sale is fixed consideration and not subject to reversal, even if the shareholder holds the shares less than one year. The obligations related to the selling of Class A shares are shared by the Company and dealers and

2. Significant Accounting Policies (continued)

the Company does not control the obligation to perform the services. The Company acts as an agent and recognizes as net revenue the portion of front-end commissions received from dealers in commissions, net in the Statement of Operations.

Brokerage Fees

The Company earns transaction and account-level fees from Marketplace customers as stated in the customer account agreements. These fees include wire and Automated Clearing House fees, trade execution fees and account maintenance fees. Transaction based fees represent performance obligations satisfied at a point in time when the specific transaction is executed. Account maintenance fees represent performance obligations satisfied over time as ongoing account servicing is provided. Revenue is recognized as services are performed.

Intercompany Support Fees

The Company provides ongoing support services to the Adviser and the Adviser's personnel pursuant to a distribution support agreement between the Company and the Adviser. The Company's performance obligation under this arrangement is satisfied over time as support services are continuously provided and the Adviser simultaneously receives and consumes the benefits of these services. Intercompany support fees are recorded on a monthly basis and are paid one month in arrears. The calculation of the monthly fee includes both a fixed and variable portion. The variable portion is calculated as a percentage of month end assets of the Funds.

There are no costs associated with obtaining or fulfilling the contract. The revenue is recorded in intercompany support fees in the Statement of Operations.

Concentration Risks

The majority of the Company's revenue is earned from two customers: the Funds and the Adviser.

Both customers are domiciled in the United States and substantially all services provided by the Company relate to open-end mutual funds. Termination of the Agreements and advisory arrangements by the Funds or the Adviser could materially impact the Company's financial condition and results of operations.

Receivable from clearing organization

Receivable from clearing organization consists of cash deposited with Pershing under the Company's clearing agreement with Pershing.

2. Significant Accounting Policies (continued)

Allowance for Credit Losses

The Company estimates expected credit losses for financial assets under the current expected credit losses ("CECL") model. The CECL analysis is performed on a pooled basis for financial assets that share similar risk characteristics and considers risk of loss even if that risk is deemed remote. The Company considers actual collection history, current conditions and future financial forecasts in estimating expected credit losses. The Company's distribution fee receivables, commission receivables and receivable from clearing organization represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk. There were no changes in estimates of expected credit losses on distribution fee receivables and commission receivables in 2025. The Company evaluated estimated credit losses on receivable from clearing organization in 2025, and as of December 31, 2025, the allowance for credit losses was deemed de minimis.

Segment Reporting

Accounting Standards Update ("ASU") 2023-07, "Segment Reporting: Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which is based on a management approach to segment reporting, establishes requirements to report segment revenue and significant expenses reported in net income, the primary measurement used in evaluating segment performance.

The Company is engaged in a single line of business as a securities broker-dealer. The Company's President has been identified as the Chief Operating Decision Maker ("CODM"), who assesses performance and allocates resources based on the Company's net income computed in accordance with US Generally Accepted Accounting Principles ("US GAAP") (see accompanying Statement of Operations). The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 5 for additional information on excess net capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. All expense categories on the Statement of Operations are significant and there are no other significant segment expenses that would require disclosure.

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Indefinite-lived intangible assets include contracts for distribution services where the Company expects to, and has the ability to, continue to distribute these funds indefinitely, that have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than

2. Significant Accounting Policies (continued)

its carrying amount.

As of December 31, 2025, the Company performed the qualitative assessment and determined it was more likely than not that the fair value of its intangible assets was greater than the carrying value and therefore no impairment was identified.

Capitalized Service Contract Implementation Costs

In 2025, the Company capitalized $44,784 in costs related to implementing and developing new functionality for Marketplace. The Company follows Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, to determine which implementation costs to capitalize as assets. Costs incurred in the software application development stage such as customization, integration with Company software, coding and configuration are capitalized. Costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Capitalized service contract implementation costs are evaluated for impairment on an annual basis.

Capitalized service contract implementation costs are expensed over the fixed, noncancelable term of the contract plus any reasonably certain renewal periods. The estimated term of the hosting arrangement is reassessed periodically, and any change is accounted for as a change in accounting estimate, with the remaining deferred costs recognized over the rest of the revised period.

Amortization begins when the related component of the arrangement is ready for its intended use. The Company recorded $1,269,921 of amortization expense in 2025 for capitalized service contract implementation costs, which is included in brokerage platform expense in the Statement of Operations.

Brokerage Platform Expense

The Company incurs ongoing expenses related to operating and maintaining Marketplace. Included in brokerage platform expense are fees paid to Pershing under the clearing service agreement, amortization expenses for capitalized service contract implementation costs and software development costs not qualifying for capitalization.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

Accounting Standards Adopted in 2025

Income Taxes: In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Income Taxes: Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 revises income tax disclosures primarily related to the rate reconciliation and income taxes paid information as well as the effectiveness of certain other income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09. Refer to Note 3, Income Taxes, for further detail.

Recently Issued Accounting Standards

Reporting Comprehensive Income: In November 2024, the FASB issued ASU 2024-03, "Reporting Comprehensive Income" ("ASU 2024-03"). This ASU does not change or remove current expense presentation requirements within the Statements of Operations. However, the amendments require disclosure, on an annual and interim basis, of disaggregated information about certain income statement expense line items within the notes to the financial statements. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact that ASU 2024-03 will have on the Company's financial statement disclosures.

Financial Instruments - Credit Losses: In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). ASU 2025-05 permits entities to elect a practical expedient to assume current conditions as of the balance sheet date will not change for the remaining life of accounts receivable and contract assets when developing forecasts as part of estimating expected credit losses. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact that ASU 2025-05 will have on the Company's financial statement disclosures.

Internal-Use Software: In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"). ASU 2025-06 modernizes the guidance on accounting for internal-use software costs by removing references to traditional development project stages and instead requiring capitalization when management commits to funding and it is probable the project will be completed. ASU 2025-06 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact that ASU 2025-06 will have on the Company's financial statement disclosures.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

Income taxes included in the Statement of Operations are summarized below.

Current expense:		
Federal	$	350,122
State		60,957
Total current expense		411,079
Deferred expense:		
Federal		297,973
State		27,442
Total deferred expense		325,415
Income tax expense	$	736,494

The Company's effective tax rate for 2025 was 23.4%. The difference between the provision for income taxes and the amount computed by applying the statutory Federal tax rate of 21.0% to the income before income taxes as of December 31, 2025, is as follows:

		Amount	**Percent**
Federal income tax as U.S. statutory tax rate	$	659,929	21.0%
State income tax, net of federal tax benefit[1]		75,597	2.4%
Other		968	0.0%
Effective tax rate	$	736,494	23.4%

[1] The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include New York state and city, California and Pennsylvania.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

3. Income Tax (continued)

The Company's net deferred tax liabilities as of December 31, 2025, are as follows:

Deferred tax assets:		
Section 174 development costs	$	98,998
Total deferred tax assets		98,998
Deferred tax liabilities:		
Prepaid C share commissions		430,197
Intangible assets		1,337,081
Total deferred tax liabilities		1,767,278
Deferred tax liability, net	$	1,668,280

In assessing the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities as well as projections of future taxable income during the periods in which temporary differences are expected to reverse. Based on the consideration of these facts, the Company believes it is more likely than not that all of its gross deferred tax assets will be realized in the future, and as a result has not recorded a valuation allowance on these amounts as of December 31, 2025.

As of December 31, 2025, U.S. federal income tax returns for 2022, 2023 and 2024 are open and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2021 to 2024. The Company has analyzed its tax positions for all open years and has concluded that no additional provision for income tax is required. The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

As of December 31, 2025, the Company had net payables of $401,847 due to the Parent for federal and state income taxes which were recorded in due to affiliates in the Statement of Financial Condition. The net amounts payable to the Parent were settled in full in February 2026.

4. Related-Party Transactions

The Company provides various support services to the Adviser such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as intercompany support fees revenue in the Statement of Operations.

The Adviser provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Adviser also assists with the development and maintenance of Marketplace, the Company's hosted brokerage platform. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as intercompany service fees expense in the Statement of Operations.

Related-party support and service fee transactions are settled monthly, in arrears, via intercompany cash transactions. The Adviser pays Ohio commercial activity taxes on a quarterly basis for the Adviser and Company and amounts due to the Adviser by the Company are settled on a quarterly basis. Tax benefits from operating losses payable by the Parent are recorded as an intercompany receivable and are generally settled on a quarterly basis for federal income taxes and annually for state income taxes.

During the year ended December 31, 2025, the Company received a capital contribution of $5,000,000 from VCO. During 2025, the Parent made a non-cash contribution to the Company of a $3,028,504 intangible asset, net of tax. Refer to Note 7 for additional information relating to the contributed intangible asset.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Adviser and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities in the Statement of Financial Condition. From time to time, errors on Marketplace customer trades involving shares of the Funds result in realized gains or losses that are recorded in interest and other income in the Statement of Operations.

4. Related-Party Transactions (continued)

The following table summarizes the balances and transactions involving related parties as of and for the year ended December 31, 2025:

Related-party assets:		
Intercompany support fees receivable	$	461,250
Other receivables from affiliates		499,053
Total related-party assets	$	960,303
Related-party liabilities:		
Income and other taxes payable	$	401,847
Intercompany service fees payable		726,481
Total related-party liabilities	$	1,128,328
Related-party revenue:		
Distribution and related fees	$	71,464,903
Intercompany support fees		3,113,550
Related-party expense:		
Intercompany service fees	$	2,585,412

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of mutual funds and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

As of December 31, 2025, the Company had net capital under the Rule of $5,036,021, which was $4,471,061 in excess of its minimum required net capital of $564,960. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025, was 1.68 to 1.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Intangible Assets

With the acquisition of Amundi US on April 1, 2025, the Company serves as the distributor to Victory Portfolios IV and Victory Variable Insurance Funds II. The Company recorded a $4,000,000 indefinite-lived intangible asset contributed by the Parent related to the mutual funds distribution agreement with a corresponding increase in additional paid in capital.

The following table presents a summary of indefinite-lived intangibles assets as of December 31, 2025:

December 31, 2024 Balance	$	2,300,000
Contributed distribution agreement intangible asset in connection with the acquisition of Amundi US		4,000,000
December 31, 2025 Balance	$	6,300,000

The fair value of the mutual fund distribution agreements is final and was estimated using a discounted cash flow method which was prepared with the assistance of an independent valuation firm and approved by the Parent.

8. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 23, 2026, the date the financial statements were issued. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements other than those disclosed herein.

Supplementary Information

Victory Capital Services
Computation of Net Capital under Rule 15c3-1of the
Securities Exchange Act of 1934
As of December 31, 2025

Total shareholder's equity from statement of financial condition		$ 18,681,073
Deductions for nonallowable assets		
Intangible assets	$ 6,300,000	
Prepaid C share commissions	1,800,091	
Capitalized service contract implementation costs, net of amortization	1,696,910	
Due from affiliates	960,303	
Distribution fees receivable	2,588,716	
Prepaids and other assets	299,032	13,645,052
Net capital		$ 5,036,021
Total aggregate indebtedness		$ 8,474,393
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 564,960
Excess net capital at 1,500 percent		$ 4,471,061
Excess net capital at 1,000 percent		$ 4,188,582
Percentage of aggregate indebtedness to net capital		168%

Reconciliation with the Company's computation of net capital as of December 31, 2025

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 27, 2026	$ 5,036,021

Victory Capital Services
Computation for Determination of Reserve Requirements
For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2025

The Company is exempt from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) of that Rule. The Company is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of the Company's exemption under paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Computation of Determination of the Reserve Requirements is not required.

Victory Capital Services
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2025

The Company is exempt from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) of that Rule. The Company is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of the Company's exemption under paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Information Relating to the Possession or Control Requirements is not required.



Victory Capital SERVICES℠

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2458 •
vcm.com

Victory Capital Services, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2025

Victory Capital Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Victory Capital Services, Inc.

I, Christopher Ponte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Principal Financial Officer

February 23, 2026



Deloitte & Touche LLP

115 Federal Street
Boston, MA 02110
USA

Tel: + 1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of Victory Capital Services, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Services, Inc. Exemption Report Under Securities and Exchange Commission Rule 17a-5 (the "Exemption Report"), in which (1) Victory Capital Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to participating in distributions of securities (other than firm commitment underwritings), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 23, 2026